Exhibit 99.1

May 18, 2023

Biodexa Pharmaceuticals Enters into Non-binding Letter of Intent for Proposed Acquisition of Varian Biopharmaceuticals

Biodexa Pharmaceuticals PLC (NASDAQ: BDRX) (“Biodexa” or the “Company”), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain is pleased to announce that it has signed non-binding letter of intent to potentially acquire Varian Biopharmaceuticals, Inc. (“VarianBio”), a private US precision oncology company developing novel therapeutics for the treatment of cancer.

Background to the proposed acquisition

In recent communications, the Company has referenced a shift in strategy from a drug delivery company to a therapeutics company. Currently, the Company’s only clinical asset is MTX110 which is being developed for three intractable rare and orphan brain cancers. The Company’s intention is to add to, and diversify, its development pipeline with a continued focus on rare and orphan products and/or oncology therapeutics and VarianBio represents the first of such opportunity.

Information on VarianBio

VarianBio is developing a high-potency, specific atypical protein kinase C iota (“aPKCi”) inhibitor with best-in-class potential as a treatment for various oncology indications with an initial focus on basal cell carcinoma (BCC) and molecularly targeted solid tumors.

VarianBio’s rationally designed aPKCi small molecule inhibitor candidate that has been optimized for potency, selectivity and tolerability. aPKCi has been implicated as an oncogene in a number of human cancers, including BCC, cutaneous T-cell lymphoma (CTCL), non-small cell lung cancer (NSCLC), acute myeloid leukemia (AML), colorectal cancer, and pancreatic cancer, among others. aPKCi has also been demonstrated to have a role in allowing the immune system to recognize tumors, recruit immune cells into the area, and ramp up the anti-tumor response to kill cancer cells in the lab by shrinking their tumors.

The active pharmaceutical ingredient in VAR-101/102, a novel aPKCi inhibitor, has demonstrated dose dependent anti-tumor activity in murine and human BCC cell lines, as well as other cancer models. VAR-101 will be developed in a topical formulation for BCC which has the potential to offer optimal clinical utility as a surgical neoadjuvant or adjuvant therapy. Following completion of IND-enabling skin toxicology studies, VAR-101 is targeting to start a Phase I proof-of-concept study in the first quarter of 2024. VAR-102, an oral formulation of the active aPKCi inhibitor, lends itself to broader applications in multiple tumor types.

The Company believes that VAR-101 and VAR-102, if approved, could represent significant medical and commercial opportunities.

Terms of the proposed acquisition

Under the non-binding letter of intent, VarianBio will merge into an acquisition subsidiary of the Company and it is proposed that VarianBio equity and debt holders (together,“VarianBio Securityholders”) will receive 10MM of the Company’s American Depositary Shares (“ADSs”), at close as initial consideration. On a pro forma basis, prior to the planned financing discussed below, VarianBio Securityholders will own approximately 34% of the post-acquisition Company. VarianBio Securityholders will receive up to a further 6MM ADSs, issuable in two phases: 3MM upon the commencement of the first pivotal registration study of a VarianBio product and an additional 3MM upon the first FDA approval of a VarianBio product.

In addition, pursuant to the non-binding heads of terms, the Company plans to raise not less than US$7.0MM, net of expenses, which will be used to fund VAR-101 through its Phase I proof-of-concept study that VAR-101 is targeting to commence in the first quarter of 2024.

The acquisition agreement is also expected to contain other customary conditions, including shareholder approval, and appropriate representations and warranties by the parties.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO and CFO
Tel: +44 29 20480 180
www.biodexapharma.com

Varian Biopharmaceuticals, Inc.
Jeffrey Davis, CEO
Tel: +1 239-302-1644
www.varianbio.com

Edison Group (Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain. The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com

About Varian Biopharmaceuticals, Inc.

Varian Biopharmaceuticals, Inc. (“VarianBio”) is private precision oncology company developing novel therapeutics for the treatment of cancer. Precision oncology, whereby physicians use DNA testing to look for genetic mutations of the unique tumors, holds the promise of more targeted treatment recommendations with therapies designed to fight specific tumor types. A recently published global Precision Oncology Market analysis by Reports and Data found the global precision oncology market size amounted to US$49.9 billion in 2019 and is expected to grow at a CAGR of 99% over the next eight years to reach US$99.7 billion in 2027. VarianBio is developing a best-in-class high-potency, specific atypical protein kinase C iota (“aPKCi”) inhibitor for the treatment of various tumor types in multiple formulations. Recent scientific publications have characterized aPKCi as an oncogene whose activity may play a fundamental role in the regulation of cancer-associated transcription factors including GLI-1 and K-RAS. VarianBio’s lead drug candidate, VAR-101, is being developed in a topical formulation for the treatment of basal cell carcinoma. VAR-102, an oral formulation, is being developed for the treatment of a wide variety of solid tumors where studies have shown potent aPKCi inhibition would be impactful, including non-small cell lung cancer (NSCLC), pancreatic cancer and colorectal cancer. For more information on Varian Biopharmaceuticals, Inc., visit www.varianbio.com.

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management's belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa or VarianBio are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

No Offer or Solicitation

This announcement or any part of it is for information purposes only and is not intended to and it does not constitute an offer to sell or issue or the solicitation of an offer to subscribe for or buy or an invitation to subscribe for or purchase any securities or the solicitation of any vote or approval in respect of such actions in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Notices

This announcement does not constitute a recommendation concerning any investor’s investment decision with respect to the Company’s securities. Any indication in this announcement of the price at which ordinary shares or ADSs have been bought or sold in the past cannot be relied upon as a guide to future performance. The price of shares and any income expected from them may go down as well as up and investors may not get back the full amount invested upon disposal of the shares. Past performance is no guide to future performance. This announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the Company’s securities. The contents of this announcement are not to be construed as legal, business, financial or tax advice. Each investor or prospective investor should consult their or its own legal adviser, business adviser, financial adviser or tax adviser for legal, financial, business or tax advice.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of the Company’s website (or any other website) nor the content of any website accessible from hyperlinks on the Company’s website (or any other website) is incorporated into or forms part of this announcement.